                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                                    ---------

                                    Form 11-K
                                    ---------

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2003

                         Commission file number 2-84723

                     SCHERING-PLOUGH EMPLOYEES' SAVINGS PLAN
                              (Full Title of Plan)

                           Schering-Plough Corporation
                            2000 Galloping Hill Road
                          Kenilworth, New Jersey 07033
     (Name of Issuer of Securities Held Pursuant to the Plan and Address of
                          Principal Executive Offices)

SCHERING-PLOUGH EMPLOYEES' SAVINGS PLAN

TABLE OF CONTENTS

                                                                            PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                        3

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for
      Benefits as of December 31, 2003 and 2002                                4

   Statement of Changes in Net Assets Available
      for Benefits for the Year Ended December 31, 2003                        5

   Notes to Financial Statements                                            6-10

SUPPLEMENTAL SCHEDULE:

   Form 5500, Schedule H, Part IV, Line 4i - Schedule of
   Assets (Held at End of Year) as of December 31, 2003                       11

SIGNATURES                                                                    12

EXHIBIT I - Consent of Independent Registered Public Accounting Firm          13

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants of the
Schering-Plough Employees' Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Schering-Plough Employees' Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements, and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey
June 25, 2004

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                     SCHERING-PLOUGH EMPLOYEES' SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2003 AND 2002
                                  ($ in 000's)

                                                           2003           2002
                                                         --------       --------
INVESTMENTS:
   Vanguard funds                                        $379,973       $285,327

   Schering-Plough stock fund                              80,604         95,575

   Loan fund                                                7,797          8,067
                                                         --------       --------
TOTAL INVESTMENTS                                         468,374        388,969

Participant contributions receivable                           61             98
                                                         --------       --------
NET ASSETS AVAILABLE FOR BENEFITS                        $468,435       $389,067
                                                         ========       ========

See Notes to Financial Statements.

                     SCHERING-PLOUGH EMPLOYEES' SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 2003
                                  ($ in 000's)

Additions to net assets attributed to:

  Investment income:
    Dividend income, registered investment companies                    $  5,090
    Dividend income, Schering-Plough Stock Fund                            2,515
    Interest income, participant loans                                       554
    Net appreciation in fair value of investments                         46,561
                                                                        --------
  Total investment income                                                 54,720

  Participant contributions                                               55,163
                                                                        --------

          Total additions                                                109,883
                                                                        --------

Deductions from net assets attributed to:

     Benefits paid to participants                                        30,515
                                                                        --------

Increase in net assets                                                    79,368

Net assets available for benefits:
     Beginning of year                                                   389,067
                                                                        --------

     End of year                                                        $468,435
                                                                        ========

See Notes to Financial Statements.

                      ($ in 000's except per share amounts)

                     SCHERING-PLOUGH EMPLOYEES' SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The Schering-Plough Employees' Savings Plan (the "Plan") is a defined contribution plan available to all United States employees of Schering-Plough Corporation (the "Company") and its participating subsidiaries. Generally, all such employees are eligible to participate in the Plan on the date of employment. Schering Corporation, a subsidiary of the Company, is the Plan's Sponsor.

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

SALARY DEFERRAL CONTRIBUTIONS - Each year participants may contribute from 1% to 50% of pretax annual compensation, up to an annual IRS maximum. Highly compensated employees are limited to 6% of pretax annual compensation, up to an annual IRS maximum. Catch up contributions are available to employees over age 50.

PARTICIPANT ACCOUNTS AND VESTING - Each participant's account is credited with the participant's contribution and earnings and (losses) thereon. Participants have a non-forfeitable right to their contributions plus (minus) actual earnings (losses) thereon which vest fully and immediately.

INVESTMENT OPTIONS - Upon enrollment in the Plan, participants may direct their contributions into any of the following Vanguard Fiduciary Trust Company ("Vanguard") investment options:

      -  Vanguard 500 Index Fund Investor Shares

      -  Vanguard Explorer Fund Investor Shares

      -  Vanguard Intermediate-Term Corporate Fund Investor Shares

      -  Vanguard International Growth Fund Investor Shares

      -  Vanguard LifeStrategy Conservative Growth Fund

      -  Vanguard LifeStrategy Growth Fund

      -  Vanguard LifeStrategy Income Fund

      -  Vanguard LifeStrategy Moderate Growth Fund

      -  Vanguard Short-Term Corporate Fund Investor Shares

      -  Vanguard Treasury Money Market Fund

      -  Vanguard U.S. Growth Fund Investor Shares

      -  Vanguard Wellington Fund Investor Shares

      -  Vanguard Windsor Fund Investor Shares

Participants may also direct their contribution to the:

      - Schering-Plough Stock Fund - This fund is comprised of Schering-Plough common stock and a small percentage of cash as required for liquidity purposes. Participants may contribute up to a maximum investment election of 50% of their salary deferral

                      ($ in 000's except per share amounts)

         contribution into this fund or allocate no more than 50% of the value of his or her accounts at the time of reallocation to this fund.

Loan Fund - Participants may borrow from their fund accounts up to the lesser of one half of their account or $50 (reduced by any outstanding loans). Loan transactions are treated as a transfer between the investment funds and the Loan Fund. These loans, which are secured by the participants' individual fund accounts, bear a fixed rate of interest as determined to be reasonable by the Schering-Plough Employee Benefits Committee, and are repayable over periods not exceeding five years, except loans relating to a principal residence, which are repayable over a period not to exceed 20 years.

PAYMENT OF BENEFITS - On termination of service, a participant may elect to receive either a lump sum amount or installments not to exceed the life expectancy of the participant and the participant's beneficiary. Alternatively, participants can elect to defer receipt of their account up to age 70 1/2. Distribution of all or a portion of a participant's account, prior to termination of employment, may be granted by the sponsor in the case of financial hardship. Active participants may elect to withdraw all or a portion of their accounts at any time after age 70.

CHANGES TO PLAN ON JANUARY 1, 2004 - Effective January 1, 2004, the Plan Sponsor amended the Plan to incorporate a company contribution and a company match. All employees eligible to participate in the Plan will receive a company contribution of 3% of eligible earnings, whether they elect to participate in the Plan or not. For employees who elect to participate in the Plan, the Company will make a matching contribution (dollar for dollar) on the first 2% of employee salary deferral contributions. The company matching contribution, and any earnings accrued thereon, are fully and immediately vested. In addition, contributions from highly compensated employees will no longer be limited to 6% of pretax annual compensation, but are subject to an annual IRS maximum.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The financial statements of the Plan have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

The financial statements were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") as permitted by the Securities and Exchange Commission.

INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

The Schering-Plough Stock Fund is valued using the unit accounting method whereby a participant's account value is expressed in units of participation rather than number of shares of Schering-Plough common stock.

                      ($ in 000's except per share amounts)

The closing stock prices of Schering-Plough Corporation common stock at December 31, 2003 and December 31, 2002 were $17.39 and $22.20, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Dividends recorded in the Schering-Plough Stock Fund are reinvested in Schering-Plough common stock units.

Participant loans are valued at cost which approximates fair value.

WITHDRAWALS AND BENEFIT PAYMENTS - Withdrawals and benefit payments are recorded when paid.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES - The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

3. PLAN TERMINATION

Although it has not expressed any intent to do so, the sponsor has the right under the Plan to terminate the Plan subject to provisions of ERISA.

4. TAX STATUS

The Internal Revenue has determined and informed the sponsor by letter dated May 30, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan's tax counsel believes that the Plan is designed in compliance with the applicable requirements of the IRC, and the Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the IRC.

5. RELATED-PARTY TRANSACTIONS

Contributions are held and managed by The Vanguard Group, Inc. (the "Trustee"), which invests cash received, interest and dividend income and makes distributions to the participants. The Trustee also administers the participant's payment of interest and principal on participant loans. These transactions qualify as permitted party-in-interest transactions.

Certain Plan investments are shares of mutual funds managed by the Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of The Vanguard Group, Inc. The Vanguard Group, Inc. is

                      ($ in 000's except per share amounts)

the trustee as defined by the Plan. These transactions qualify as permitted party-in-interest transactions.

Certain Plan investments are shares of the Company's stock. These transactions qualify as permitted party-in-interest transactions.

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries who may also be participants in the Plan. These actions qualify as permitted party-in-interest activities. No such officer or employee receives compensation from the Plan.

All plan administration expenses are paid by the Company.

6. NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

During 2003, investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

      *Vanguard Windsor Fund Investor Shares                         $26,421
      *Vanguard 500 Index Fund Investor Shares                        14,248
      *Vanguard Explorer Fund Investor Shares                         13,531
      *Vanguard Wellington Fund Investor Shares                        6,173
      *Vanguard International Growth Fund Investor Shares              3,396
      *Vanguard U.S. Growth Fund Investor Shares                       1,441
      *Vanguard LifeStrategy Growth Fund                               1,036
      *Vanguard LifeStrategy Moderate Growth Fund                        612
      *Vanguard LifeStrategy Conservative Growth Fund                    223
      *Vanguard LifeStrategy Income Fund                                 156
      *Vanguard Intermediate-Term Corporate Fund Investor Shares          15
      *Vanguard Short-Term Corporate Fund Investor Shares                  7
      *Schering-Plough Stock Fund                                    (20,698)
                                                                     -------
      Net Appreciation in Fair Value of Investments                  $46,561
                                                                     =======

      *Permitted party-in-interest to the Plan.

                      ($ in 000's except per share amounts)

7. INVESTMENTS

The following investments represented 5% or more of the Plan's net assets available for benefits at:

                                                                December 31,
                                                               2003       2002
                                                             --------   --------

      *Vanguard Windsor Fund Investor Shares                 $102,945   $ 73,521

      *Schering-Plough Stock Fund                              80,604     95,575

      *Vanguard 500 Index Fund Investor Shares                 71,754     50,004

      *Vanguard Treasury Money Market Fund                     56,648     57,426

      *Vanguard Explorer Fund Investor Shares                  46,113     29,687

      *Vanguard Wellington Fund Investor Shares                42,944     33,465

      *Permitted party-in-interest to the Plan.

                                                                      SCHEDULE H

               SCHERING-PLOUGH CORPORATION EMPLOYEES' SAVINGS PLAN
          FORM 5500, SCHEDULE H, PART IV, LINE 4 i - SCHEDULE OF ASSETS
                              (HELD AT END OF YEAR)
                             AS OF DECEMBER 31, 2003
                   EMPLOYER IDENTIFICATION NUMBER: 22-1261880
                                PLAN NUMBER: 003

                                  ($ in 000's)

Identity of Issuer,
Borrower, Lessor or    Description of investment including maturity date,
Similar Party          rate of interest, collateral, par or maturity value   Current Value
--------------------   ---------------------------------------------------   -------------
* Vanguard             Windsor Fund Investor Shares                          $     102,945

* Vanguard             500 Index Fund Investor Shares                               71,754

* Vanguard             Treasury Money Market Fund                                   56,648

* Vanguard             Explorer Fund Investor Shares                                46,113

* Vanguard             Wellington Fund Investor Shares                              42,944

* Vanguard             International Growth Fund Investor Shares                    14,055

* Vanguard             Short-Term Corporate Fund Investor Shares                    12,153

* Vanguard             Intermediate-Term Corporate Fund Investor Shares              9,477

* Vanguard             U.S. Growth Fund Investor Shares                              7,893

* Vanguard             LifeStrategy Growth Fund                                      6,048

* Vanguard             LifeStrategy Moderate Growth Fund                             4,699

* Vanguard             LifeStrategy Income Fund                                      2,846

* Vanguard             LifeStrategy Conservative Growth Fund                         2,398
                                                                             -------------
                       Total Vanguard Registered Investment Company Funds          379,973
                                                                             -------------
* Schering-Plough      Schering-Plough Stock Fund                                   80,604
    Corporation

* Various
    participants       Outstanding Loan Balance (interest rates ranging
                       from 5.25% to 6.00%, maturing from 1 to 20 years)             7,797
                                                                             -------------
                       Total Assets Held at End of Year                      $     468,374
                                                                             =============

* Permitted party-in-interest to the Plan.

Cost information is not required for participant-directed investments and therefore is not included.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        Schering-Plough Employees' Savings Plan

Date: June 28, 2004                     By: /s/ Vincent Sweeney
      -------------                     -----------------------
                                        Name:   Vincent Sweeney
                                        Title:  Plan Administrator